UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Second Quarter Results 2024

Azul Reports 2Q Results with EBITDA of R$1.1 billion

São Paulo, August 12, 2024 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the second quarter of 2024 (“2Q24”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪	EBITDA reached R$1.1 billion, with a margin of 25.2%, and operating income of R$441.2 million, representing a 10.6% margin.
▪	Operating revenue reached R$4.2 billion, down 2.3% compared to 2Q23, mainly due the impact of the Rio Grande do Sul floods in May and the temporary reduction in our international capacity, which fell 8.0% year over year. Without these impacts, we estimate that our top-line revenues would have been above 2Q23.
▪	CASK in 2Q24 was R$34.18 cents, a reduction of 1.8% compared to 2Q23, as a result of our moreoperational efficient operationgains and the higher utilization of our next-generation aircraft, partially offset by the 5.3% average depreciation of the Brazilian real against the US dollar, 1.4% higher fuel prices, and a 4.2% inflation over the last 12 months.
▪	Passenger traffic (RPK) increased 3.9% over a capacity increase of 3.4%, resulting in a load factor of 80.3%.

2Q24 Highlights	2Q24	2Q23¹	Change	1H24	1H23¹	Change
Total operating revenue (R$ million)	4,172.7	4,269.4	-2.3%	8,851.2	8,747.7	1.2%
Operating income (R$ million)	441.2	591.9	(150.7)	1,241.9	1,054.3	187.6
Operating margin (%)	10.6%	13.9%	-3.3 p.p.	14.0%	12.1%	+2.0 p.p.
EBITDA (R$ million)	1,052.6	1,156.9	(104.3)	2,467.8	2,186.9	280.9
EBITDA margin (%)	25.2%	27.1%	-1.9 p.p.	27.9%	25.0%	+2.9 p.p.
ASK (million)	10,918	10,563	3.4%	21,996	21,362	3.0%
RASK (R$ cents)	38.22	40.42	-5.4%	40.24	40.95	-1.7%
PRASK (R$ cents)	35.34	37.38	-5.4%	37.35	38.00	-1.7%
Yield (R$ cents)	44.03	46.81	-5.9%	46.93	47.66	-1.5%
CASK (R$ cents)	34.18	34.81	-1.8%	34.59	36.01	-3.9%
Fuel cost per liter (R$)	4.35	4.30	1.4%	4.30	4.78	-10.0%

¹ 2Q23 and 1H23 operating results were adjusted for non-recurring items.

▪	Immediate liquidity was R$2.5 billion, 23.7% higher compared to 2Q23, representing 13.4% of the last twelve months’ revenues. In the quarter, we continued to deleverage and paid down over R$1.5 billion in current and deferred leases and debt amortizations.
▪	Azul’s leverage ratio measured as net debt to LTM EBITDA was 4.5x, solely due to the 11.7% end of period depreciation of the Brazilian real against the US dollar in the quarter, which impacted our dollar-denominated debt. Considering an end-of-period exchange rate of R$5.00, Azul’s leverage ratio would have been 3.75x, flat compared to 1Q24.
▪	Booking trends in the third quarter have been very encouraging, with an acceleration in corporate demand, leading to an increase in fares. We expect this trend to accelerate into the second half of the year, our strongest period seasonally.

1

Second Quarter Results 2024

Management Comments

First, I wish to express solidarity with Voepass and everyone involved in the tragedy that occurred last Friday. We offer them our condolences and support during this difficult time.

I would also like to thank our Crewmembers for all their passion and dedication during 2Q24. Our strong culture has been essential as we successfully navigated the quarter and some of its challenges.

In May, the state of Rio Grande do Sul was impacted by severe flooding. We were deeply saddened by the loss of lives, displacement of people, and widespread destruction in the region. Once again, our Crewmembers and Clients stepped up, contributing over 3,000 tons in donations, which we delivered safely and swiftly to those who needed them most. Also, Porto Alegre airport was forced to close, with a partial reopening expected for October. Rio Grande do Sul is the fourth largest state in the country in terms of economic activity and represents over 10% of our total capacity. We estimate that the operational reduction in that region negatively impacted our 2Q24 results by at least R$200 million.

The quick devaluation of the Brazilian real also impacted our 2Q24 results. End of period exchange rate was 11.7% weaker in the quarter, at the same time that fuel prices increased 2.4%. Finally, our 2Q24 revenues were also affected by a temporary reduction in our international capacity, which fell 8.0% year over year in this period. Even with all of these headwinds, we continued to generate strong operational results, with EBITDA reaching R$1.1 billion. Our EBITDA margin of 25.2% is one of the highest in the industry.

Azul operates in a dynamic, high-growth environment with often fast-changing conditions. Azul’s continued success is explained in large part by its the ability to evolve and adapt. We launched Azul 15 years ago with a single fleet type model, aiming to serve regional destinations within Brazil. We soon identified that the opportunity was bigger than expected and over time incorporated other aircraft types into our operation. We then merged with TRIP, which allowed us to build by far the largest network in the country. We expanded into international markets, bringing Brazilians to destinations in three different continents. Most recently, our response to the pandemic and an amicable approach to negotiating with all stakeholders was another example of our capacity to innovate.

Throughout that time, we have stayed true to our core strengths, anchored by an exclusive network, exceptional Crewmembers, and an efficient operation, generating a solid track record of high growth and sustainable results.

In 2Q24, we continued building upon last year’s successful capital optimization plan, moving on to the next step of unlocking all the value available to Azul. We have developed and started implementing a plan, called “Elevate”, with multiple opportunities to increase revenue and reduce costs, once again allowing Azul to adapt and continue expanding profitability and cash generation.

Our fleet transformation plan remains on track, generating a reduction of 2.0% year over year in our fuel consumption per ASK. In the second quarter, we received 2 Airbus A320s, 2 Airbus A330neo and 1 Embraer E2, with more to come in the upcoming months.

We are proud of the performance of our business units, which accounted for over 20% of our RASK and around 30% of our EBITDA. Azul Fidelidade performance remained strong, with an all-time record in members, gross billings, and active co-branded credit cards. Azul Viagens, our vacations business, grew 63% in gross bookings 2Q24 versus 2Q23. Our logistics business remained strong, with revenue growing quarter over quarter, even with the impact of the Rio Grande do Sul floods on our operations.

We maintained a liquidity position of R$2.5 billion, 13% of our last twelve months’ revenue. Including long-term investments and receivables, security deposits and reserves, our total liquidity was R$6.4 billion.

As we enter the seasonally strong spring and summer periods in Brazil, with additional next-generation aircraft entering our fleet, we remain optimistic about the future. Bookings have been improving over the last four weeks, and we expect this trend to accelerate. Our commitment remains steadfast in delivering outstanding value to our customers, shareholders, and Crewmembers.

John Rodgerson, CEO of Azul S.A.

2

Second Quarter Results 2024

Consolidated Financial Results

The following income statement and operating data should be read in conjunction with the quarterly results comments presented below:

Income statement (R$ million)	2Q24	2Q23¹	% Δ	1H24	1H23¹	% ∆
Operating Revenue
Passenger revenue	3,859.1	3,948.5	-2.3%	8,216.1	8,118.4	1.2%
Cargo revenue and other	313.7	320.9	-2.2%	635.1	629.3	0.9%
Total operating revenue	4,172.7	4,269.4	-2.3%	8,851.2	8,747.7	1.2%
Operating Expenses
Aircraft fuel	(1,373.6)	(1,338.2)	2.6%	(2,726.9)	(3,011.6)	-9.5%
Salaries and benefits	(655.9)	(568.5)	15.4%	(1,330.6)	(1,105.9)	20.3%
Depreciation and amortization	(611.4)	(565.0)	8.2%	(1,225.9)	(1,132.6)	8.2%
Airport fees	(239.6)	(247.0)	-3.0%	(481.8)	(509.4)	-5.4%
Traffic and customer servicing	(207.2)	(189.5)	9.3%	(414.7)	(385.1)	7.7%
Sales and marketing	(191.5)	(179.8)	6.5%	(393.4)	(353.8)	11.2%
Maintenance and repairs	(170.7)	(200.3)	-14.8%	(368.4)	(358.2)	2.8%
Other	(281.7)	(389.2)	-27.6%	(667.5)	(836.7)	-20.2%
Total Operating Expenses	(3,731.6)	(3,677.5)	1.5%	(7,609.2)	(7,693.4)	-1.1%
Operating Result	441.2	591.9	-25.5%	1,241.9	1,054.3	17.8%
Operating margin	10.6%	13.9%	-3.3 p.p.	14.0%	12.1%	+2.0 p.p.
EBITDA	1,052.6	1,156.9	-9.0%	2,467.8	2,186.9	12.8%
EBITDA margin	25.2%	27.1%	-1.9 p.p.	27.9%	25.0%	+2.9 p.p.
Financial Result
Financial income	51.0	51.0	0.0%	95.9	104.5	-8.2%
Financial expenses²	(1,268.3)	(1,135.0)	11.7%	(2,430.2)	(2,330.6)	4.3%
Derivative financial instruments, net²	(37.1)	(46.8)	-20.8%	1.3	(240.8)	n.a.
Foreign currency exchange, net	(3,085.0)	1,036.8	n.a.	(3,932.3)	1,588.3	n.a.
Result Before Income Taxes	(3,898.2)	497.9	n.a.	(5,023.4)	175.7	n.a.
Income tax and social contribution	(0.3)	-	n.a.	(0.3)	-	n.a.
Deferred income tax and social contribution	32.7	-	n.a.	39.5	-	n.a.
Net Result²	(3,865.7)	497.9	n.a.	(4,984.1)	175.7	n.a.
Net margin	-92.6%	11.7%	n.a.	-56.3%	2.0%	n.a.
Adjusted Net Result² ³	(744.4)	(566.8)	31.3%	(1,068.6)	(1,294.4)	-17.4%
Adjusted net margin² ³	-17.8%	-13.3%	-4.6 p.p.	-12.1%	-14.8%	+2.7 p.p.
Shares outstanding⁴	347.4	347.5	0.0%	347.4	347.4	0.0%
EPS	(11.13)	1.43	n.a.	(14.35)	0.51	n.a.
EPS (US$)	(2.14)	0.29	n.a.	(2.82)	0.10	n.a.
EPADR (US$)	(6.41)	0.87	n.a.	(8.47)	0.30	n.a.
Adjusted EPS³	(2.14)	(1.63)	31.4%	(3.08)	(3.73)	-17.5%
Adjusted EPS³ (US$)	(0.41)	(0.33)	24.8%	(0.61)	(0.73)	-17.6%
Adjusted EPADR³ (US$)	(1.23)	(0.99)	24.8%	(1.82)	(2.20)	-17.6%

¹ 2Q23 and 1H23 operating results were adjusted for non-recurring items.

² Excludes conversion rights related to convertible debentures.

³ Adjusted for unrealized derivative results and foreign currency. One ADR equals three preferred shares (PNs).

⁴ Shares outstanding do not include dilution related to convertible and equity instruments.

3

Second Quarter Results 2024

Operating Data	2Q24	2Q23¹	% Δ	1H24	1H23¹	% ∆
ASK (million)	10,918	10,563	3.4%	21,996	21,362	3.0%
Domestic	8,820	8,282	6.5%	17,839	16,787	6.3%
International	2,098	2,281	-8.0%	4,156	4,575	-9.2%
RPK (million)	8,764	8,435	3.9%	17,506	17,033	2.8%
Domestic	6,927	6,490	6.7%	13,955	13,193	5.8%
International	1,838	1,945	-5.5%	3,551	3,840	-7.5%
Load factor (%)	80.3%	79.9%	+0.4 p.p.	79.6%	79.7%	-0.1 p.p.
Domestic	78.5%	78.4%	+0.2 p.p.	78.2%	78.6%	-0.4 p.p.
International	87.6%	85.3%	+2.3 p.p.	85.4%	83.9%	+1.5 p.p.
Average fare (R$)	521.2	550.1	-5.2%	562.3	570.3	-1.4%
Passengers (thousands)	7,404	7,178	3.1%	14,613	14,236	2.6%
Block hours	136,586	133,590	2.2%	274,044	271,292	1.0%
Aircraft utilization (hours per day)²	11.3	9.5	19.2%	11.4	9.7	18.0%
Departures	79,394	77,867	2.0%	157,929	156,606	0.8%
Average stage length (km)	1,143	1,131	1.0%	1,152	1,146	0.5%
End of period operating passenger aircraft	182	181	0.6%	182	181	0.6%
Fuel consumption (thousands of liters)	315,424	311,482	1.3%	633,725	629,943	0.6%
Fuel consumption per ASK	28.9	29.5	-2.0%	28.8	29.5	-2.3%
Full-time-equivalent employees	15,763	14,007	12.5%	15,763	14,007	12.5%
End of period FTE per aircraft	87	77	11.9%	87	77	11.9%
Yield (R$ cents)	44.03	46.81	-5.9%	46.93	47.66	-1.5%
RASK (R$ cents)	38.22	40.42	-5.4%	40.24	40.95	-1.7%
PRASK (R$ cents)	35.34	37.38	-5.4%	37.35	38.00	-1.7%
CASK (R$ cents)	34.18	34.81	-1.8%	34.59	36.01	-3.9%
CASK ex-fuel (R$ cents)	21.60	22.15	-2.5%	22.20	21.92	1.3%
Fuel cost per liter (R$)	4.35	4.30	1.4%	4.30	4.78	-10.0%
Break-even load factor (%)	71.8%	68.8%	+3.0 p.p.	68.4%	70.1%	-1.7 p.p.
Average exchange rate (R$ per US$)	5.21	4.95	5.3%	5.08	5.07	0.2%
End of period exchange rate	5.56	4.82	15.3%	5.56	4.82	15.3%
Inflation (IPCA/LTM)	4.23%	4.96%	-0.7 p.p.	4.23%	4.96%	-0.7 p.p.
WTI (average per barrel, US$)	80.01	71.84	11.4%	79.55	74.52	6.8%
Heating oil (US$ per gallon)	2.51	2.44	2.7%	2.61	2.68	-2.7%

¹ 2Q23 and 1H23 operating results were adjusted for non-recurring items.

² Excludes Cessna aircraft and freighters.

Operating Revenue

In 2Q24, Azul recorded total operating revenues of R$4.2 billion, 2.3% or R$96.7 million lower than 2Q23 mainly due the impact of the Rio Grande do Sul floods on our operation and the temporary reduction in our international capacity, which fell 8.0% year over year. Without these impacts, we estimate that our top-line revenues would have been above 2Q23.

Cargo revenue and other totaled R$313.7million, 2.2% lower than 2Q23, also impacted by the reduction in our domestic capacity in Rio Grande do Sul state, and the temporary reduction in international capacity. In 2Q24, Cargo revenue increased 11.9% compared to 1Q24.

4

Second Quarter Results 2024

R$ cents	2Q24	2Q23¹	% Δ	1H24	1H23¹	% Δ
Operating revenue per ASK
Passenger revenue	35.34	37.38	-5.4%	37.35	38.00	-1.7%
Cargo revenue and other	2.87	3.04	-5.4%	2.89	2.95	-2.0%
Operating revenue (RASK)	38.22	40.42	-5.4%	40.24	40.95	-1.7%
Operating expenses per ASK
Aircraft fuel	(12.58)	(12.67)	-0.7%	(12.40)	(14.10)	-12.1%
Salaries and benefits	(6.01)	(5.38)	11.6%	(6.05)	(5.18)	16.8%
Depreciation and amortization	(5.60)	(5.35)	4.7%	(5.57)	(5.30)	5.1%
Airport fees	(2.19)	(2.34)	-6.2%	(2.19)	(2.38)	-8.1%
Traffic and customer servicing	(1.90)	(1.79)	5.8%	(1.89)	(1.80)	4.6%
Sales and marketing	(1.75)	(1.70)	3.0%	(1.79)	(1.66)	8.0%
Maintenance and repairs	(1.56)	(1.90)	-17.5%	(1.67)	(1.68)	-0.1%
Other operating expenses	(2.58)	(3.68)	-30.0%	(3.03)	(3.92)	-22.5%
Total operating expenses (CASK)	(34.18)	(34.81)	-1.8%	(34.59)	(36.01)	-3.9%
Operating income per ASK (RASK-CASK)	4.04	5.60	-27.9%	5.65	4.94	14.4%

¹ 2Q23 and 1H23 operating results were adjusted for non-recurring items.

Operating Expenses

In 2Q24, operating expenses were R$3.7 billion, 1.5% higher than 2Q23 mainly explained by the 3.4% increase in total capacity, 5.3% depreciation of the Brazilian real against the US dollar and 1.4% increase in fuel price, partially offset by higher productivity and cost-reduction initiatives.

The breakdown of our main operating expenses compared to 2Q23 is as follows:

▪	Aircraft fuel increased 2.6% to R$1,373.6 million mostly due to a 3.4% increase in total capacity, a 1.4% increase in fuel price per liter (excluding hedges), partially offset by a reduction of 2.0% in fuel burn per ASK as a result of the higher utilization of our next-generation fleet.
▪	Salaries and benefits increased R$87.5 million compared to 2Q23, mainly driven by our capacity increase of 3.4%, a 5.5% union increase in salaries as a result of collective bargaining agreements with unions applicable to all airline employees in Brazil, the insourcing of certain activities to reduce total costs, and hirings made in 4Q23 to reduce ground time and support our upcoming growth.
▪	Depreciation and amortization increased 8.2% or R$46.4 million, driven by the increase in the right-of-use asset as a result of lease contract renegotiations with lessors and the 5.3% depreciation of the Brazilian real against the US dollar.
▪	Airport fees reduced 3.0% or R$7.4 million, mostly driven by an 8.0% reduction in international capacity, partially offset by a 6.5% increase in our domestic capacity.
▪	Traffic and customer servicing increased 9.3% or R$17.7 million, primarily due to the 3.1% growth in passengers and the 4.2% inflation in the period.
▪	Sales and marketing increased 6.5% or R$11.7 million, mostly driven by higher advertising campaigns during the Olympic Games and regional events, partially offset by the 2.3% reduction in our passenger revenue, leading to a reduction in credit card fees and commissions.
▪	Maintenance and repairs reduced R$29.6 million compared to 2Q23, mainly due to savings from insourcing of maintenance events and renegotiations with suppliers, partially offset by the 5.3% depreciation of the Brazilian real against the US dollar.
▪	Other reduced R$107.5 million, mainly due to cost-reduction initiatives and lower number of judicial claims in the period, partially offset by the 5.3% depreciation of the Brazilian real against the US dollar.

5

Second Quarter Results 2024

Non-Operating Results

Net financial results (R$ million)¹	2Q24	2Q23	% Δ	1H24	1H23	% ∆
Net financial expenses	(1,217.3)	(1,084.0)	12.3%	(2,334.3)	(2,226.2)	4.9%
Derivative financial instruments, net	(37.1)	(46.8)	-20.8%	1.3	(240.8)	n.a.
Foreign currency exchange, net	(3,085.0)	1,036.8	n.a.	(3,932.3)	1,588.3	n.a.
Net financial results	(4,339.4)	(94.0)	4515.8%	(6,265.3)	(878.6)	613.1%

¹ Excludes the conversion right related to the convertible debentures.

Net financial expenses were R$1,217.3 million in the quarter, with R$596.1 million in leases recognized as interest expense and R$345.3 million in interest on loans and financing in 2Q24.

Derivative financial instruments resulted in a net loss of R$37.1 million in 2Q24 mostly due to fuel hedge losses recorded during the period. As of June 30, 2024, Azul had hedged approximately 15.1% of its expected fuel consumption for the next twelve months by using forward contracts and options.

Foreign currency exchange, net registered a net loss of R$3,085.0 million in 2Q24 due to the 11.7% end of period depreciation of the Brazilian real against the US dollar, resulting in an increase in lease liabilities and loans denominated in foreign currency.

Liquidity and Financing

Azul ended the second quarter with total liquidity of R$6.4 billion including short and long-term investments, accounts receivable, security deposits and maintenance. Immediate liquidity as of June 30, 2024 was R$2.5 billion representing 13.4% of our LTM revenues, after we paid down over R$1.5 billion in debt amortization and leases.

Immediate liquidity was 23.7% higher than 2Q23, as a result of the capital optimization plan implemented last year. In that plan, we also created additional cash-raising capacity secured by Azul Cargo, which remains available for us to raise first-out debt as we continually evaluate opportunities to manage our debt maturity profile and liquidity position.

Liquidity (R$ million)	2Q24	1Q24	% Δ	2Q23	% Δ
Cash, cash equivalents and short-term investments	1,475.5	1,337.6	10.3%	616.2	139.4%
Accounts receivable	1,042.3	1,376.3	-24.3%	1,418.8	-26.5%
Immediate liquidity	2,517.8	2,713.9	-7.2%	2,035.0	23.7%
Cash as % of LTM revenue	13.4%	14.4%	-1.0 p.p.	11.6%	+1.8 p.p.
Long-term investments and receivables	961.9	805.1	19.5%	814.6	18.1%
Security deposits and maintenance reserves	2,899.0	2,470.0	17.4%	2,617.3	10.8%
Total Liquidity	6,378.7	5,989.0	6.5%	5,466.9	16.7%

Azul’s debt amortization schedule as of June 30, 2024 is presented below. The chart converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of R$5.56.

6

Second Quarter Results 2024

¹Excludes convertible debentures, equity instruments and OEMs’ notes.

Compared to 1Q24, gross debt increased R$3,722.6 million to R$28,106.7 million, mostly due to the 11.7% end of period depreciation of the Brazilian real against the US dollar in the quarter, resulting in an increase in lease liabilities and loans denominated in foreign currency, in addition to the issuance of local debentures, partially offset by our continued deleveraging process with R$1.5 billion in payments of current and deferred leases and debt amortizations during the quarter. As of June 30, 2024, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 4.1 years, with an average interest rate of 11.0%. Average interest rate on local and dollar-denominated obligations were equivalent to CDI + 4% and 10.5%, respectively.

Loans and financing (R$ million)¹	2Q24	1Q24	% Δ	2Q23	% Δ
Lease liabilities	13,591.5	11,537.0	17.8%	12,885.2	5.5%
Lease notes	1,203.9	1,072.6	12.2%	-	n.a.
Finance lease liabilities	716.0	644.7	11.1%	589.5	21.5%
Other aircraft loans and financing	525.1	347.7	51.0%	664.3	-21.0%
Loans and financing	12,068.7	10,782.1	11.9%	6,429.8	87.7%
% of non-aircraft debt in local currency	13%	13%	+0.4 p.p.	25%	-11.9 p.p.
% of total debt in local currency	6%	6%	-0.1 p.p.	8%	-2.1 p.p.
Gross debt	28,105.2	24,384.1	15.3%	20,568.8	36.6%

¹Considers the effect of hedges on debt. Excludes convertible debentures, equity instruments and OEM notes. Consistently, shares outstanding should be adjusted to 513.3 million.

Azul’s leverage ratio measured as net debt to LTM EBITDA was 4.5x, mainly due to the 11.7% end of period depreciation of the Brazilian real against the US dollar in the quarter, which impacted our dollar-denominated debt. Considering the end-of-period exchange rate of R$5.00, Azul’s leverage ratio would have been 3.75x, stable compared to 1Q24.

Key financial ratios (R$ million)	2Q24	1Q24	% Δ	2Q23	% Δ
Cash¹	3,479.7	3,519.0	-1.1%	2,849.6	22.1%
Gross debt²	28,106.7	24,384.1	15.3%	20,568.8	36.6%
Net debt	24,627.0	20,865.1	18.0%	17,719.2	39.0%
Net debt / EBITDA (LTM)	4.5x	3.7x	0.8x	4.2x	0.3x

¹ Includes cash, cash equivalents, receivables, short and long-term investments.

² Excludes convertible debentures, equity instruments and OEM notes.

7

Second Quarter Results 2024

Fleet and Capex Expenditures

As of June 30, 2024, Azul had a passenger operating fleet of 182 aircraft and a passenger contractual fleet of 183 aircraft, with an average aircraft age of 7.2 years excluding Cessna aircraft. At the end of 2Q24, the aircraft not included in our operating passenger fleet consisted of one Embraer E1 subleased to Breeze.

Azul ended 2Q24 with approximately 83% of its capacity coming from next-generation aircraft, considerably higher than any competitor in the region.

Passenger Contractual Fleet¹	2Q24	1Q24	% Δ	2Q23	% Δ
Airbus widebody	11	9	22.2%	12	-8.3%
Airbus narrowbody	57	55	3.6%	54	5.6%
Embraer E2	21	20	5.0%	17	23.5%
Embraer E1	34	39	-12.8%	47	-27.7%
ATR	36	36	-	42	-14.3%
Cessna	24	24	-	24	-
Total¹	183	183	-	196	-6.6%
Aircraft under operating leases	163	157	3.8%	169	-3.6%

1 Includes 1 subleased aircraft.

Passenger Operating Fleet	2Q24	1Q24	% Δ	2Q23	% Δ
Airbus widebody	11	9	22.2%	11	-
Airbus narrowbody	57	55	3.6%	54	5.6%
Embraer E2	21	20	5.0%	17	23.5%
Embraer E1	33	37	-10.8%	38	-13.2%
ATR	36	36	-	37	-2.7%
Cessna	24	24	-	24	-
Total	182	181	0.6%	181	0.6%

Capex

Capital expenditures totaled R$305.5 million in 2Q24, mostly due to the capitalization of engine overhaul events, the acquisition of spare parts and pre-delivery payments in the quarter.

Capex (R$ million)	2Q24	2Q23	% Δ	1H24	1H23	% Δ
Aircraft and maintenance and checks	81.7	138.3	-40.9%	361.8	174.2	107.7%
Intangible assets	49.6	52.3	-5.3%	78.4	92.5	-15.3%
Pre-delivery payments	155.1	15.3	916.6%	276.8	15.3	1714.4%
Other	19.1	16.0	19.8%	34.7	21.7	60.2%
Capex	305.5	221.8	37.7%	751.7	303.6	147.6%
Sale and leaseback	-	-	n.a.	- 10.3	-	n.a.
Net capex from sales and leaseback	305.5	221.8	37.7%	741.4	303.6	144.2%

8

Second Quarter Results 2024

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	2Q24	1Q24	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,085	1,079	0.5%
Total fuel consumed (GJ x 1000)	11,849	11,957	-0.9%
Fleet
Average age of operating fleet¹ (years)	7.2	7.4	-2.3%
Social
Labor Relations
Employee gender: male (%)	59.4%	59.2%	0.2 p.p.
Employee gender: female (%)	40.6%	40.8%	-0.2 p.p.
Employee monthly turnover (%)	0.6%	0.9%	-0.4 p.p.
Employee covered under collective bargaining agreements (%)	100%	100%	-
Volunteers (#)	7,043	6,385	10.3%
Governance
Management
Independent directors (%)	92%	92%	-
Percent of Board members that are women (%)	25%	25%	-
Board of Directors' average age (years)	59	58	0.4%
Director meeting attendance (%)	100%	100%	-
Board size (#)	12	12	-
Participation of women in leadership positions (%)	38%	38%	-

¹ Excludes Cessna aircraft.

9

Second Quarter Results 2024

Conference Call Details

Monday, August 12, 2024

11:00 a.m. (EDT) | 12:00 p.m. (Brasília time)

USA: +1 253 205-0468

Brazil: +55 11 4632-2237 or +55 21 3958-7888

Code: 834 3552 8043

Webcast: ri.voeazul.com.br/en/

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit ri.voeazul.com.br/en/.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

10

Second Quarter Results 2024

Balance Sheet – IFRS

(R$ million)	June 30, 2024	March 31, 2024	June 30, 2023
Assets	22.831,2	20.895,9	17.122,0
Current assets	4.954,5	4.863,2	4.628,3
Cash and cash equivalents	1.439,6	1.337,6	616,2
Short-term investments	35,9	-	-
Accounts receivable	1.034,0	1.361,2	1.351,2
Sublease receivables	8,3	15,1	67,6
Inventories	1.000,4	943,3	722,7
Security deposits and maintenance reserves	698,6	503,2	1.286,0
Taxes recoverable	218,4	205,3	188,0
Derivative financial instruments	4,3	20,8	29,5
Prepaid expenses	193,5	203,5	354,8
Other current assets	321,6	273,2	12,3
Non-current assets	17.876,7	16.032,7	12.493,7
Long-term investments	956,3	791,5	742,1
Sublease receivables	5,6	13,6	72,5
Security deposits and maintenance reserves	2.200,4	1.966,8	1.331,3
Derivative financial instruments	0,1	0,1	0,4
Prepaid expenses	-	-	188,5
Other non-current assets	530,9	311,2	8,4
Right of use – leased aircraft and other assets	8.855,3	7.933,9	6.040,2
Right of use – maintenance of leased aircraft	1.037,4	1.007,1	717,9
Property and equipment	2.787,1	2.529,3	1.924,6
Intangible assets	1.503,7	1.479,1	1.467,8
Liabilities and equity	22.831,2	20.895,9	17.122,0
Current liabilities	17.403,6	14.411,9	16.823,0
Loans and financing	1.495,2	1.245,7	1.694,5
Convertible instruments	29,0	63,2	12,9
Leases	3.642,2	3.108,4	4.641,3
Lease notes	139,3	125,2	-
Lease equity	713,0	428,5	-
Accounts payable	3.193,3	2.338,6	2.912,6
Factoring	45,5	117,3	-
Air traffic liability	5.821,5	5.168,7	4.476,1
Salaries and benefits	533,2	490,3	474,4
Insurance payable	1,1	1,1	21,9
Taxes payable	161,8	132,7	129,5
Derivative financial instruments	35,5	15,6	120,5
Provisions	624,7	399,1	1.006,7
Airport fees	757,5	628,5	1.192,2
Other	210,9	148,8	140,5
Non-current liabilities	31.594,2	28.852,5	19.981,0
Loans and financing	11.098,6	9.884,1	5.399,6
Convertible instruments	972,0	1.070,3	1.641,5
Leases	10.666,9	9.073,3	8.833,4
Lease notes	1.064,6	947,4	-
Lease equity	1.659,9	1.634,2	-
Accounts payable	1.330,0	1.296,4	436,2
Derivative financial instruments	0,0	0,1	0,1
Provision	2.972,9	2.846,8	2.071,2
Airport fees	913,1	1.140,3	513,3
Other non-current liabilities	916,2	959,6	1.085,7
Equity	(26.166,6)	(22.368,4)	(19.682,0)
Issued capital	2.315,6	2.315,6	2.314,0
Advance for future capital increase	-	0,0	0,8
Capital reserve	2.053,3	2.041,8	2.010,4
Treasury shares	(11,6)	(11,6)	(13,1)
Accumulated other comprehensive result	3,1	3,1	5,3
Accumulated losses	(30.527,0)	(26.717,4)	(23.999,4)

11

Second Quarter Results 2024

Cash Flow Statement – IFRS

(R$ million)	2Q24	2Q23	% Δ	1H24	1H23	% Δ
Cash flows from operating activities
Net profit (loss) for the period	(3,809.6)	23.9	n.a.	(4,859.9)	(712.7)	581.9%
Total non-cash adjustments
Depreciation and amortization	611.4	627.2	-2.5%	1,225.9	1,194.8	2.6%
Unrealized derivatives	(168.5)	235.6	n.a.	(358.4)	510.6	n.a.
Exchange gain and (losses) in foreign currency	3,145.0	(1,096.7)	n.a.	3,989.5	(1,680.0)	n.a.
Financial income and expenses, net	1,250.4	1,243.2	0.6%	2,414.8	2,219.1	8.8%
Provisions	(35.1)	36.5	n.a.	33.8	134.1	-74.8%
Result from modification of lease and provision	(61.2)	(27.6)	121.8%	(88.9)	(50.0)	77.8%
Other	(317.0)	38.9	n.a.	(540.9)	253.6	n.a.
Changes in operating assets and liabilities
Trade and other receivables	454.6	83.5	444.6%	248.0	522.8	-52.6%
Sublease receivables	-	5.6	n.a.	-	16.8	n.a.
Security deposits and maintenance reserves	(172.9)	(131.4)	31.6%	(230.5)	(121.9)	89.1%
Advances to suppliers	(316.9)	(428.5)	-26.0%	(840.4)	(924.7)	-9.1%
Other assets	(217.9)	(23.9)	812.7%	(327.9)	(70.4)	366.1%
Derivatives	(0.8)	(74.7)	-99.0%	(15.4)	(122.6)	-87.4%
Accounts payable	863.5	629.3	37.2%	1,291.1	978.7	31.9%
Salaries and benefits	80.1	(22.5)	n.a.	96.4	31.4	207.3%
Air traffic liability	593.3	400.9	48.0%	497.7	307.2	62.0%
Provisions	(138.2)	(199.2)	-30.6%	(200.1)	(249.1)	-19.7%
Other liabilities	52.9	(2.5)	n.a.	(96.8)	244.0	n.a.
Interest paid	(635.0)	(724.3)	-12.3%	(1,123.1)	(845.3)	32.9%
Net cash generated (used) by operating activities	1,178.1	593.3	98.6%	1,114.9	1,636.4	-31.9%

Cash flows from investing activities
Short-term investment	(107.4)	-	n.a.	(107.4)	-	n.a.
Sales and leaseback	-	-	n.a.	10.3	-	n.a.
Acquisition of intangible	(49.6)	(52.3)	-5.3%	(78.4)	(92.5)	-15.3%
Acquisition of property and equipment	(256.0)	(169.5)	51.0%	(673.3)	(211.1)	219.0%
Net cash generated (used) in investing activities	(412.9)	(221.8)	86.2%	(848.8)	(303.6)	179.6%

Cash flows from financing activities
Loans and financing
Proceeds	839.3	600.0	39.9%	2,279.9	902.3	152.7%
Repayment	(672.2)	(253.4)	165.2%	(1,068.7)	(580.5)	84.1%
Lease repayment	(720.0)	(567.4)	26.9%	(1,533.6)	(975.1)	57.3%
Factoring	(115.3)	-	n.a.	(402.8)	(727.4)	-44.6%
Capital increase	-	0.8	n.a.	0.0	0.8	-97.8%
Treasury shares	(0.1)	-	n.a.	(2.6)	(2.9)	-10.0%
Net cash generated (used) in financing activities	(668.3)	(220.0)	203.7%	(727.7)	(1,382.9)	-47.4%

Exchange gain (loss) on cash and cash equivalents	5.1	(1.5)	n.a.	3.9	(2.1)	n.a.

Net decrease in cash and cash equivalents	102.0	149.9	-32.0%	(457.8)	(52.1)	777.9%

Cash and cash equivalents at the beginning of the period	1,337.6	466.4	186.8%	1,897.3	668.3	183.9%

Cash and cash equivalents at the end of the period	1,439.6	616.2	133.6%	1,439.6	616.2	133.6%

12

Second Quarter Results 2024

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of scheduled flights that were executed.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA excludes non-recurring items.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Immediate Liquidity

Cash, cash equivalents, short-term investments, and receivables.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

LTM

Last twelve months ended on the last day of the quarter presented.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer.

13

Second Quarter Results 2024

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects, and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA and EBITDA margin, which are non-IFRS performance measures and are not financial performance measures determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

14

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 12, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer